Exhibit 99.1

Sapiens Decision Launches Solution to Boost Decision Underwriting Efficiency and Profitability for P&C

Sapiens Decision Underwriting Accelerator elevates straight-through processing and reduces reliance on IT by up to 90%

Rochelle Park, NJ, October 15, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the release of Sapiens Decision Underwriting Accelerator, a cutting-edge solution designed to enhance underwriting efficiency and significantly improve straight-through processing (STP) for Property and Casualty (P&C) insurers. This innovative decisioning solution addresses key industry challenges by driving a substantial increase in STP rates, enabling insurers to optimize their underwriting processes and improve overall profitability.

Sapiens Decision Underwriting Accelerator addresses the needs of P&C insurers to streamline their underwriting processes while maintaining speed and accuracy. Sapiens’ new solution offers significant improvement in STP for high-volume underwriting cases, both for renewals and new policies. By automating complex decision-making tasks and integrating seamlessly with AI and machine learning models, the solution ensures comprehensive risk assessment, accelerating time-to-market and improving cycle times.

Sapiens Underwriting Accelerator empowers business analysts – without the need for coding expertise – to independently author, update, and test decision logic in real-time. This reduces reliance on IT resources by up to 90%, enabling quicker adjustments and optimizing operational efficiency. The solution also provides contextual, plain-language messages that eliminate the need for users to decipher cryptic codes, significantly improving the customer and agent experience.

Underwriting Accelerator also features pre-built decision flows, designed to handle the complexity of state, line of business, and company often found in regional and national carriers. These pre-configured models allow for faster deployment, reducing implementation time and costs for insurers. The solution also extracts decision logic from legacy systems to make embedded logic easy to access, update, and share, enabling insurers to avoid costly infrastructure overhauls while improving their existing underwriting processes.

“Sapiens’ new release empowers the industry to achieve the highest levels of straight-through processing and underwriting efficiency, significantly improving profitability,” said Ilan Buganim, Chief Technology and Information Officer at Sapiens. “Sapiens Decision Underwriting Accelerator leverages no-code tools, pre-configured decision models, and a high-performance engine to enable insurers to make substantial improvements in their combined ratio within a matter of months. Looking ahead, Sapiens plans to expand its decisioning solutions with pre-packaged offerings for the mortgage industry, addressing similar underwriting challenges.”

Sapiens Decision provides end-to-end decision management capabilities from decision logic extraction from legacy code to decision modeling with no code tools, and deployment through Decision-as-a-Service. Sapiens Decision offers a technology-independent solution to fit any architecture, allowing organizations to reuse their existing infrastructure and governance models.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.